NOTICE TO THE MARKET
SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1
São Paulo, August 31, 2026 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ), in line with best corporate governance practices, hereby informs its shareholders and the market that it has entered into an agreement with Imetame Group to acquire a 10% equity stake in Imetame Logística Porto S.A. ("Imetame Logística" and the "Transaction"), the company responsible for developing a greenfield port project currently under construction in the municipality of Aracruz, Espírito Santo, Brazil. The project comprises the development of five specialized terminals (containers, general cargo, dry bulk, liquid bulk, and ship-to-ship operations).

Suzano's 10% equity stake in Imetame Logística will be acquired through the contribution of land owned by Suzano, strategically located for the development of the project, without affecting the operational or economic performance of the Company’s Aracruz Unit, which is located in the same region.

The port hub is expected to start general cargo operations in early 2027, with a limited scope corresponding to the activities planned for its first phase. The container terminal, a joint venture in which Hanseatic Global Terminals (HGT), the terminal division of Hapag-Lloyd, currently the world's fifth-largest container shipping company, holds a 50% stake, is expected to start operations in mid-2028. The terminal is expected to have an estimated capacity of approximately 1.2 million TEUs per year, 750 meters of quay length, and state-of-the-art container handling equipment. With a 17-meter operational depth, the terminal will be capable of accommodating large vessels, a feature that enhances its logistics competitiveness. The remaining terminals will be developed in subsequent phases, in accordance with the project's development schedule.

Additionally, Suzano estimates that the Transaction will not represent a material investment for the Company in terms of its capital structure or investment plan for the coming years. Furthermore, no capital expenditures (capex) are planned for 2026 in connection with its equity stake in Imetame Logística.

Suzano believes that the Transaction is aligned with its long-term value creation strategy, combining its business expertise in port logistics with the potential to monetize its land assets. In partnership with groups recognized for their capabilities in developing and operating infrastructure projects, the Company believes that the project has the attributes to establish itself as an important logistics platform for Brazilian foreign trade.
Closing of the Transaction is subject to customary conditions precedent for transactions of this nature, including approval by the regulatory authority.

Finally, by disclosing the information contained in this Notice to the Market, the Company reiterates its commitment to transparency toward its shareholders, investors, and the market in general.

São Paulo, August 31, 2026.

Marcos Moreno Chagas Assumpção
Executive Vice President, Finance, Investor Relations and DigitalTech